Exhibit (a)(1)(O)

Text of Email Sent to Interest Holders Prior to the Decision to Extend the Offer

Dear                              :

 You are receiving this email because you can receive up to $          if you tender your ______ [Position Holder Trust Interests of Life Partners Position Holder Trust / IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC] at $0.16 per Interest, less any withholding as described below. You are receiving this email because you are a holder of Position Holder Trust Interests of Life Partners Position Holder Trust and/or a holder of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC.

The Tender is ONLY for the Interests you received from the bankruptcy court specifically for polices you elected to contribute to the Life Partners Position Holder Trust or the Life Partners IRA Holder Partnership, LLC.

The Tender is NOT based on the amount you invested nor is it for policies you continue to pay premiums on.

This is a FINAL reminder to let you know that the expiration date for the Offers has been extended to 5:00 p.m. New York City time on Friday, January 18, 2019.  (While the Offers could be further extended, you should not assume they necessarily will be.)

Life Settlement Liquidity Option, LLC and CFunds Life Settlement, LLC together are  offering to purchase up to 105,989,695 of Trust Interests and up to 165,155,385 Partnership Interests for a cash price of $0.16 per Interest, less any tax withholdings and premiums, fees or catch-up payments that you may owe according to your account statements. We refer to these tender offers as the Offer.  The Offer presents an opportunity to holders of Trust Interests and Partnership Interests to receive cash for their Interests now, rather than wait for possible distributions from the Trust or the Partnership in the future.

Life Settlement Liquidity Option, LLC (referred to here as the Anchorage Offeror) is an affiliate of Anchorage Capital Group, L.L.C, which has approximately $16.5 billion of assets under management.  CFunds Life Settlement, LLC (referred to here as the Contrarian Offeror) is an affiliate of Contrarian Capital Management, L.L.C., an SEC registered investment advisor with approximately $5.3 billion of assets under management.

Whether you participate in the Offer by using a physical Assignment Form or over the Internet, you submission must be received no later than 5:00 p.m. New York City time on Friday, January 18, 2019.

If you did not receive the tender offer package or the supplemental package, or do not have your Account Code and Security Key to tender your interests over the Internet, please contact the Information Agent for assistance at the telephone number (866) 767-8986.If you have any questions, you may contact Georgeson LLC, the Information Agent for the Offer, as follows: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (866) 767-8986 or CFunds Life Settlement, LLC at (800) 266-3810.

You also may call ASM Capital at the contact information listed below.

Sincerely

Douglas Wolfe

516-422-7102

dwolfe@asmcapital.com

Adam Moskowitz

516-422-7124

asm@asmcapital.com

for ASM Capital,

an affiliate of Sanford Scott & Company LLC,

an advisor to Life Settlement Liquidity Option, LLC